

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2013

<u>Via E-mail</u>
Daniel Maudlin
Chief Financial Officer
Haynes International, Inc.
1020 West Park Avenue
Kokomo, Indiana 46904

> **Re: Haynes International, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed November 15, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed August 8. 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 24, 2013**
> **File No. 1-33288**

Dear Mr. Maudlin:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended September 30, 2012</u>

<u>Risk Factors, page 17</u>

1. Please expand your discussion of fluctuations in currency exchange rates, both in the risk factor section and in your MD&A. We note that in the fiscal year ended September 30, 2012, 40% of your revenues were from international customers.

Risk Factors, page 19

2. In accordance with your Conversion Services Agreement with Titanium Metals Corporation pertaining to events of defaults and remedies, please explain how you handle the liquidated damages clause from a revenue recognition perspective and tell us whether there have been any instances of non-performance as defined in the agreement, and if so, how they have been accounted for. If there have been no instances of non-performance to date, please describe how you would account for those cases.

Note 13 – Segment Reporting, page 88

3. You do not disclose the basis for how you attribute your revenues from external customers to foreign countries. Please refer to ASC 280-10-50-41 and 280-10-55-22 and include this disclosure in prospective filings.

4. Also, you include other intangible assets, net in long-lived assets in your disclosure of geographic information. Please refer to ASC 280-10-50-41 and 280-10-55-23 and include the disclosure of long-lived assets, as described, in future filings.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

5. In future filings, please expand your discussion of the significant factors affecting your operations to quantify the impact of the various reasons given and to provide greater detail on the underlying reasons for the intermediate effects discussed. For example:
   - You attribute the lower average selling price in the quarter to lower raw material prices, lower-value product mix, and reduced customer demand due to the economy and increased competition. Quantify the impact of each of these underlying causes to allow the reader to assess the relative importance and overall significance.
   - Where you discuss a shift in product mix, provide a more detailed explanation of the nature of the shift and underlying reasons. Address the expected future impact of related trends.
   - Lower raw material prices are cited as a cause of lower revenues and lower average selling price per pound. In future filings, please provide a broader discussion of the fluctuations in raw materials prices and their impact on annual contracts and spot purchases. We note you maintain a policy of pricing products at the time of order placement in order to establish selling prices with reference to known costs of materials. Discuss the volatility of recent changes in raw materials prices and how it has impacted your ability to recapture increases in costs. Quantify the impact on gross profit. Discuss any current or expected future trends that may impact operations. This discussion should provide quantified disclosure where available and

useful to providing an understanding of these relationships through the eyes of management.

These are meant to be representative examples and not a comprehensive list. Please refer to SEC Release 33-8350. Provide us with an example of intended future disclosure responsive to this comment.

6. Tell us more about the specific oil and gas project in fiscal 2012 not repeating in fiscal 2013. Quantify the revenues and gross profit provided by this project in each of the last three fiscal years. We note the disclosure provided on page 37 of your Form 10-K relating to the end of this contract and its impact on the total backlog number as of year-end, as well as the disclosure on page 40 predicting a "reduced level of activity" in the other markets category in fiscal 2013. In future filings, where material to your discussion of results of operations, please provide quantified discussion clarifying the contribution of the terminated contract to revenue and gross profit in past periods and/or clearly communicating the impact on results of operations for the periods presented and future periods, as appropriate.

Proxy Statement for the 2013 Annual Meeting of Stockholders

Executive Compensation, page 14

Management Incentive Plan—Annual Cash Incentive, page 18

7. In future filings, please disclose the performance targets set for the MIP, as well as the actual level of performance achieved. Please see Item 402(b)(2)(vi) of Regulation S-K.

Long-Term Incentives, page 19

8. In future filings, please provide a more comprehensive discussion of the manner in which the compensation committee determines the amount and mix of equity compensation. We note your statement on page 19 that "the median value of long-term compensation in the comparator group is used to determine the approximate value of long-term incentives," but you provide no information regarding the manner in which the compensation committee uses the information, or how the committee determines the total value of equity compensation for each named executive officer.

9. In future filings, please provide a clear discussion of how the compensation committee determined the amount of long-term equity compensation that should be paid in options and the amounts that should be paid in the form of restricted stock units. See Item 402(b)(ii) and (iii).

10. In future filings, please disclose the performance goals applicable to the relevant restricted shares and the actual performance achieved. Also indicate what portion of the restricted shares vested based on performance and what portion vested based on time.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Thomas D'Orazio at (202) 551-3825 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Leland Benton at (202) 551-3791 or Jay Ingram, Legal Branch Chief, at (202) 551-3397.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief